SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TiVo Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

888706108
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
505 Fifth Avenue, 23rd Floor
New York, NY 10017
(212) 599-0090

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888706108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,217,383 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,217,383 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,217,383 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 888706108	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of TiVo Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2160 Gold Street, San Jose, California 95002.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation ("Fir Tree"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

The foregoing person is hereinafter sometimes collectively referred to as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Persons is 505 Fifth Avenue, 23rd floor, New York, NY 10017.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 888706108	SCHEDULE 13D	Page 4 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock reported herein by the Reporting Person were acquired at an aggregate purchase price of $77,810,151 (excluding brokerage commissions). Such Common Stock was acquired with investment funds of the Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the shares of Common Stock pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On May 4, 2016, the Issuer filed a Current Report on Form 8-K disclosing it had entered into an Agreement and Plan of Merger dated as of March 27, 2015 with Rovi Corporation, a Delaware corporation and certain of their affiliates.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 99,703,587 shares of Common Stock reported to be outstanding as of May 26, 2016 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2016, filed with the Securities Exchange Commission on May 31, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock within the past sixty days by the Reporting Person, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 888706108	SCHEDULE 13D	Page 5 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 888706108	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2016

FIR TREE INC.

/s/ James Walker
Name:	James Walker
Title:	Managing Director

CUSIP No. 888706108	SCHEDULE 13D	Page 7 of 8 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Director and Chairman of the Board	United States	President of Fir Tree Inc.	505 Fifth Avenue, 23rd Floor, New York, NY 10017
James Walker	Managing Director	United States	Managing Director of Fir Tree Inc.	505 Fifth Avenue, 23rd Floor, New York, NY 10017

CUSIP No. 888706108	SCHEDULE 13D	Page 8 of 8 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*

08/15/2016	1,460,000	10.65
08/16/2016	1,460,000	10.65
08/17/2016	750,500	10.65
08/18/2016	337,866	10.65
08/19/2016	346,017	10.6494
08/23/2016	266,177	10.9273
08/24/2016	2,058,163	10.8771
08/25/2016	16,600	10.8708
08/26/2016	522,060	10.8943

* Excluding commissions.